UBS

UBS AG
Postfach
CH-8098 Zurich
Tel +41-44-234 11 11

www.ubs.com

Ms. Stephanie Ciboroski

Senior Assistant Chief Accountant

Division of Corporation Finance

US Securities and Exchange Commission

Washington, DC 20549

September 6, 2013

Re:	UBS AG Form 20-F for the fiscal year ended December 31, 2012
Filed March 14, 2013
Form 6-K filed April 30, 2013
Responses dated February 28, 2013 and April 29, 2013
File No. 001-15060

Dear Ms. Ciboroski:

We have received your letter dated September 5, 2013, outlining comments from your office with respect to certain issues raised by the captioned filings of UBS AG and our responses to earlier questions raised by the Staff.

We are working diligently on preparing written responses to the several issues raised. We expect that this process will take more than the ten business days within which you have requested a response, because of the need to investigate underlying facts and to discuss the issues raised, and the commitments as to future disclosure that the SEC is requesting us to make, internally among numerous senior members of management.

We expect to be in a position to supply our full response to your comments by September 30, 2013.

Please contact us if you have any concerns about this.

Very truly yours,

/s/ Louis Eber	/s/ Sarah Starkweather
Louis Eber	Sarah Starkweather
Group Managing Director	Executive Director